August 23, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng, Special Counsel

RE:

ImageWare Systems, Inc.

Consent Solicitation Statement on Schedule 14A

Filed August 2, 2011

File No. 001-15757

Dear Ms. Mills-Apenteng:

We thank you for your comment letter dated August 11, 2011 (the “Comment Letter”) addressed to ImageWare Systems, Inc. (the “Company”).  As our counsel, Daniel W. Rumsey, indicated to Stephani Bouvet, Staff Attorney, on Friday, August 19, 2011, the Company is currently evaluating whether it may be necessary to add additional items to the Consent Solicitation Statement for shareholder approval, which would require revisions to the Consent Solicitation Statement, and therefore an amended preliminary filing on Schedule 14A.  As a result, the Company respectfully requests an additional ten days to respond to the Comment Letter.

It is currently anticipated that the Company will file a response to the Comment Letter within the requested ten day period, which may include the additional items.  In any event, the revised Consent Solicitation Statement will include revisions in response to the Staff’s comments set forth in the Comment Letter.

If you have any questions or would like to discuss the Company’s request for an additional ten days to respond to the Comment Letter, please contact the undersigned at (858) 673-8600, ext. 390.

Very truly yours,

/s/ Wayne Wetherell

Wayne Wetherell

Chief Financial Officer